EXECUTION COPY

SECOND AMENDING AGREEMENT dated as of February 25, 2020.

BETWEEN:	IAMGOLD CORPORATION (as "Borrower")

AND:

NATIONAL BANK OF CANADA

DEUTSCHE BANK AG, CANADA BRANCH

CITIBANK, N.A., CANADIAN BRANCH

MORGAN STANLEY SENIOR FUNDING, INC.

ROYAL BANK OF CANADA

THE TORONTO-DOMINION BANK

BNP PARIBAS

CANADIAN IMPERIAL BANK OF COMMERCE

INVESTISSEMENT QUÉBEC

(as successor to Ressources Québec Inc.)

EXPORT DEVELOPMENT CANADA

(each as "Lender")

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

Recitals

a) An amended and restated credit agreement dated as of December 14, 2017 (as amended by a first amending agreement dated as of November 15, 2018 and as amended, restated or modified from time to time prior to the date hereof, the "Credit Agreement") has been entered into among the Agent, the Borrower and the Lenders named therein.

b) Pursuant to a request for extension dated January 21, 2020 by the Borrower to the Agent, the Borrower requested an extension of the Maturity Date until January 31, 2024 (the "Extension").

c) Morgan Stanley Senior Funding, Inc. ("Morgan Stanley") declined the Extension and, at the request of the Borrower pursuant to Section 2.10(2)(c) of the Credit Agreement, the Borrower elected to maintain the existing Maturity Date applicable to the Commitment of Morgan Stanley while extending the Maturity Date applicable to the Commitments of the other Lenders.

d) The Borrower and the Lenders wish to amend the Credit Agreement in order to, among other things, (i) extend the Maturity Date applicable to the Commitments of all Lenders, other than Morgan Stanley, to January 31, 2024, (ii) update Schedule A of the Credit Agreement, and (iii) make other amendments.

Now, therefore, the parties agree as follows:

1. Interpretation

1.1 Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2 Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2. Extension of the Maturity Date

The Maturity Date applicable to the Commitments of all Lenders, other than Morgan Stanley, is hereby extended to January 31, 2024.

3. Amendments to the Credit Agreement

3.1 The definition of "Maturity Date" in Section 1.1(88) of the Credit Agreement is deleted and replaced with the following:

"(88) "Maturity Date" means (a) with respect to Morgan Stanley Senior Funding, Inc., January 31, 2023 and (b) with respect to each other Lender, January 31, 2024 or such other date as may be agreed pursuant to Section 2.10, provided that if such date falls on a date which is not a Business Day, then the applicable date will be the next Business Day."

3.2 The last paragraph of Section 5.9 of the Credit Agreement is deleted and replaced with the following:

"(3)  Effect of Benchmark Transition Event

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Agent and the Borrower may amend this Agreement to replace the LIBO Rate with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders; provided that, with respect to any proposed amendment containing a SOFR-Based Rate, the Required Lenders shall be entitled to object only to the Benchmark Replacement Adjustment contained therein. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders have delivered to the Agent written notice that such Required Lenders accept such amendment. No replacement of the LIBO Rate with a Benchmark Replacement pursuant to this Section 5.9(3) will occur prior to the applicable Benchmark Transition Start Date.

(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(c) Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or Lenders pursuant to this Section 5.9(3), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 5.9(3).

(d) Benchmark Unavailability Period. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, (i) any notice of Advance requesting a LIBOR Advance or any notice of Advance requesting a rollover or conversion of an existing Advance as a LIBOR Advance, will be ineffective, and (ii) the Borrower may repay any outstanding LIBOR Advance or convert it as a Base Rate Advance.

(e) Acknowledgements

(i) LIBOR Discontinuance. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel any LIBOR panel bank, being a bank which contributes submissions to the ICE LIBOR, to provide quotations to the IBA for the purposes of the IBA administering the LIBO Rate. As a result, it is possible that commencing in 2022, the LIBO Rate may no longer be available or deemed an appropriate reference rate upon which to determine the interest rate on LIBO Rate Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of the LIBO Rate. The Parties acknowledge that, as a result of the circumstances described above, a Benchmark Transition Event may occur.

(ii) Alternate Benchmark Rate. The Parties also acknowledge that there is no assurance that the composition or characteristics of any such alternate benchmark rate will be similar to or produce the same value or economic equivalence as the LIBO Rate or that it will have the same volume or liquidity as did the LIBO Rate prior to its discontinuance or unavailability.

(e) Certain Defined Terms. As used in this Section 5.9(3):

"Benchmark Replacement" means the sum of: (a) the alternate benchmark rate (which may include SOFR or Term SOFR) that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBO Rate for syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the LIBO Rate with an Unadjusted Benchmark Replacement for each applicable LIBOR Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "LIBOR Period", timing and frequency of determining rates and making payments of interest and other administrative matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement).

"Benchmark Replacement Date" means the earlier to occur of the following events with respect to the LIBO Rate:

(1) in the case of clause (1) or (2) of the definition of "Benchmark Transition Event," the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the LIBO Rate permanently or indefinitely ceases to provide the LIBO Rate; or

(2) in the case of clause (3) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the LIBO Rate:

(1) a public statement or publication of information by or on behalf of the administrator of the LIBO Rate announcing that such administrator has ceased or will cease to provide the LIBO Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Rate;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBO Rate, a resolution authority with jurisdiction over the administrator for the LIBO Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBO Rate, which states that the administrator of the LIBO Rate has ceased or will cease to provide the LIBO Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Rate; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Rate announcing that the LIBO Rate is no longer representative.

"Benchmark Transition Start Date" means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Agent or the Required Lenders, as applicable, by notice to the Borrower, the Agent (in the case of such notice by the Required Lenders) and the Lender.

"Benchmark Unavailability Period" means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the LIBO Rate and solely to the extent that the LIBO Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the LIBO Rate for all purposes hereunder in accordance with Section 5.9(3) and (y) ending at the time that a Benchmark Replacement has replaced the LIBO Rate for all purposes hereunder pursuant to Section 5.9(3).

"Corresponding Tenor" with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the applicable interest period with respect to the then-current Benchmark.

"Early Opt-in Election" means the occurrence of:

(1) (i) a determination by the Agent or (ii) a notification by the Required Lenders to the Agent (with a copy to the Borrower) that the Required Lenders have determined that US Dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in this Section 5.9(3), are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the LIBO Rate, and

(2) (i) the election by the Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Agent of written notice of such election to the Borrower and the Lenders or by the Required Lenders of written notice of such election to the Agent.

"Federal Reserve Bank of New York's Website" means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

"IBA" means the ICE Benchmark Administration Limited and any successor thereto.

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

"SOFR" with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York's Website.

"SOFR-Based Rate" means SOFR or Term SOFR.

"Term SOFR" means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment."

3.3 Schedule "A" of the Credit Agreement is amended and replaced by Schedule "A" hereto.

4. Conditions to Effectiveness

This Agreement will become effective on the date (the "Effective Date") the Agent has confirmed to the Borrower and the Lenders signatory to this Agreement that it has received each of the following documents:

(a) duly executed copies of this Agreement;

(b) the payment of all fees payable to the Agent, the Lenders or any of them on or before the date of this Agreement, and the reimbursement of all expenses incurred including legal fees; and

(c) the Agent shall have received such other documents as the Lenders may reasonably require.

5. Confirmation

The Borrower and each of the other Obligors, by their acknowledgement of the terms of this Agreement, further confirm and acknowledge that their respective obligations under the Security Documents to which they are a party remain in full force and effect and that this Agreement does not reduce such obligations.

6. Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the amendments made herein will not result in a Default. The representations and warranties made in Section 6.1 of the Credit Agreement (as amended hereby), other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

7. Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. Upon execution of this Agreement, the Borrower also agrees to pay to the Agent the other fees agreed on pursuant to a separate fee letter dated January 21, 2020.

8. Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic mail will be effective as delivery of a manually executed counterpart of this Agreement.

9. Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

In witness whereof the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci
Chief Financial Officer

[Signature page – Second Amending Agreement]

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Director

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ David Torrey
Name:	David Torrey
Title:	Managing Director

[Signature page – Second Amending Agreement]

DEUTSCHE BANK AG, CANADA BRANCH, as Lender
By:	/s/ David Gynn
Name:	David Gynn
Title:	Chief Country Officer

By:	/s/ Rupert Gomes
Name:	Rupert Gomes
Title:	Vice President

CITIBANK, N.A., CANADIAN BRANCH, , as Lender
By:	/s/ Agha Murtaza
Name:	Agha Murtaza
Title:	Authorized Signatory

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING, INC., as Lender
By:	/s/ Jack Kuhns
Name:	Jack Kuhns
Title:	Vice President

By:
Name:
Title:

[Signature page – Second Amending Agreement]

ROYAL BANK OF CANADA, as Lender
By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender
By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Managing Director

By:	/s/ Ryan Mrozek
Name:	Ryan Mrozek
Title:	Vice President

BNP PARIBAS, as Lender
By:	/s/ Thomas Lagrée
Name:	Thomas Lagrée
Title:	Managing Director Metals and Mining

By:	/s/ Vincent Veron
Name:	Vincent Veron
Title:	Head of Metals and Mining, EMEA

[Signature page – Second Amending Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/s/ Jens Paterson
Name:	Jens Paterson
Title:	Executive Director

By:	/s/ Kazim Mehdi
Name:	Kazim Mehdi
Title:	Executive Director

INVESTISSEMENT QUÉBEC (as successor to Ressources Québec Inc.), as Lender
By:	/s/ Iya Touré
Name:	Iya Touré
Title:	Vice President, Ressources Québec

By:
Name:
Title:

EXPORT DEVELOPMENT CANADA, as Lender
By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Financing Manager

By:	/s/ Christopher Wilson
Name:	Christopher Wilson
Title:	Senior Financing Manager

[Signature page – Second Amending Agreement]

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

ROSEBEL GOLD MINES N.V.

By:	/s/ Sharmila Jadnanansing
Name: Sharmila Jadnanansing
Title: Country Director

IAMGOLD ESSAKANE S.A.

By:	/s/ Mohamed Ourriban
Name: Mohamed Ourriban
Title: General Manager

AGEM LIMITED

By:	/s/ Andrew C. Ferreira
Name: Andrew C. Ferreira
Title: Director

[Signature page – Second Amending Agreement]

SCHEDULE "A"

Lender's Applicable Percentage

REDACTED

[Signature page – Second Amending Agreement]